Exhibit 2.2

AMENDMENT NO. 1. TO
CONTRIBUTION, CONVEYANCE AND ASSUMPTION AGREEMENT
This Amendment No. 1 to Contribution, Conveyance and Assumption Agreement dated as of October 15, 2014 (this “Amendment”) to the Contribution, Conveyance and Assumption Agreement, dated as of September 25, 2014 (the “Agreement”), is made and entered into by and among Western Refining, Inc., a Delaware corporation (“Western”), Western Refining Southwest, Inc., an Arizona corporation (“WRSW”), Western Refining Logistics, LP, a Delaware limited partnership (the “Partnership”), and Western Refining Logistics GP, LLC, a Delaware limited liability company and general partner of the Partnership (the “General Partner”). Western, the General Partner and the Partnership are sometimes referred to in this Agreement individually as a “Party” and collectively as the “Parties.”
RECITALS:
WHEREAS, the Parties have entered into the Agreement, pursuant to which Western has agreed to cause WRSW, its wholly owned subsidiary, to contribute 100% of the outstanding limited liability company interests of Western Refining Wholesale, LLC, a Delaware limited liability company, to the Partnership; and
WHEREAS, the Parties desire to amend certain provisions of the Agreement pursuant to Section 10.7 of the Agreement, as more particularly set forth in this Amendment.
NOW, THEREFORE, in consideration of the mutual undertakings and agreements contained in the Agreement and this Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:
ARTICLE I
DEFINITIONS AND INTERPRETATIONS
1.1    Definitions. Capitalized terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.
1.2    Interpretations. The provisions of Section 10.10 of the Agreement shall apply mutatis mutandis to this Amendment.

ARTICLE II
AMENDMENTS
2.1    Amendment to Section 2.2. Section 2.2 of the Agreement is hereby amended and restated in its entirety as follows:
“Consideration. At the Closing, in consideration for the contribution of the Contributed Interests, the Partnership shall: § pay to WRSW a cash distribution equal to $320 million (the “Cash Consideration”), at least $269 million of which distribution shall be sourced by the Partnership solely from proceeds of the Partnership Debt; and (b) issue 1,160,092 common units representing limited partner interests in the Partnership (the “New Common Units”) to WRSW.”

2.2    Amendment to Section 4.7. Section 4.7 of the Agreement is hereby amended and restated in its entirety as follows:
“Available Funds. The Partnership will have at Closing sufficient cash to enable it to make payment in immediately available funds of the Cash Consideration when due and any other amounts to be paid by it hereunder, at least $269 million of which shall be sourced by the Partnership solely from debt proceeds of the Partnership Debt.”

2.3    Amendment to Section 5.3(a). Section 5.3(a) of the Agreement is hereby amended and restated in its entirety as follows:
“Prior to the Closing, the Partnership shall borrow an amount equal to or exceeding $269,000,000.00 (the “Debt Financed Distribution”) under indebtedness for which no partner of the Partnership or any related person bears the economic risk of loss as defined by Treasury Regulation Section 1.752-2 in a manner such that the proceeds of such borrowing are allocable to the distribution of the Debt Financed Distribution to WRSW as part of the payment of the Cash Consideration pursuant to Treasury Regulation Section 1.707-5(b)(1) and Temporary Treasury Regulation 1.163-8T (such borrowing, and any “refinancing” of such borrowing treated as the liability it refinances pursuant to Treasury Regulation Section 1.707-5(c), the “Partnership Debt”).”

2.4    Amendment to Section 7.3(a). Section 7.3(a) of the Agreement is hereby amended and restated in its entirety as follows:
“the Cash Consideration, by wire transfer of immediately available funds to an account specified by Western, at least $269 million of which distribution shall be sourced by the Partnership solely from debt proceeds of the Partnership Debt;”

ARTICLE III
MISCELLANEOUS
3.1    No Other Amendments; No Waiver of Rights. Except as amended by this Amendment, the Agreement shall remain unmodified and in full force and effect.
3.2    Governing Law. This Amendment shall be governed and construed in accordance with the substantive laws of the State of Texas without reference to principles of conflicts of law that would result in the application of the laws of another jurisdiction.
3.3    Counterparts. This Amendment may be executed in one or more counterparts, including electronic, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have duly executed this Amendment as of the date first written above.

WESTERN REFINING, INC.
By:	/s/ Mark J. Smith
Name:	Mark J. Smith
Title:	President – Refining and Marketing

WESTERN REFINING SOUTHWEST, INC.
By:	/s/ Mark J. Smith
Name:	Mark J. Smith
Title:	President – Refining and Marketing
WESTERN REFINING LOGISTICS, LP
By:	Western Refining Logistics GP, LLC, its general partner
By:	/s/ Jeff A Stevens
Name:	Jeff A. Stevens
Title:	President and Chief Executive Officer

WESTERN REFINING LOGISTICS GP, LLC

By:	/s/ Jeff A Stevens
Name:	Jeff A. Stevens
Title:	President and Chief Executive Officer

Signature page to Amendment No. 1 to Contribution Agreement